UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                 Microsemi Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    595137100
                               -------------------
                                 (CUSIP Number)

                                 Benjamin Raphan
                       Tenzer, Greenblatt, Fallon & Kaplan
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 573-4300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)


                                  August 2, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                  SCHEDULE 13D


---------------------                              ----------------------------
CUSIP NO. 595137100                                 Page   2   of   5   Pages
---------------------                              ----------------------------

------------------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Norman J. Wechsler
------------------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) |_|
                                                                                                                             (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                 PF, WC
------------------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

------------------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
------------------------------------------------------------------------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF        1,711,992 (includes 1,065,313 shares of Common Stock issuable upon conversion of convertible debt securities)
  SHARES     -----------------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY         13,070 (includes 11,070 shares of Common Stock issuable upon conversion of convertible debt securities)
   EACH      -----------------------------------------------------------------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON          1,711,992 (includes 1,065,313 shares of Common Stock issuable upon conversion of convertible debt securities)
   WITH      -----------------------------------------------------------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  13,070 (includes 11,070 shares of Common Stock issuable upon conversion of convertible debt securities)
------------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,725,062 (includes 1,076,383 shares of Common Stock issuable upon conversion of convertible debt securities)
------------------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             |_|

------------------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.6%
------------------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------------------------------------------------------------




                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                               Page 2 of 5 Pages

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.20 per share ("Common Stock"), issued by Microsemi Corp. (the "Issuer"), whose principal executive offices are located at 2830 South Fairview Street, Santa Ana, CA 92704.

Item 2.   Identity and Background.

          This statement is filed by Norman J. Wechsler, Chairman of the Board, President and a principal shareholder of Wechsler & Co., Inc., a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934. The address of Norman J. Wechsler is Suite 310, 105 South Bedford Road, Mount Kisco, New York 10549. Mr. Wechsler is a United States citizen.

          Mr. Wechsler has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.


          Exclusive of (i) 1,391,992 shares of Common Stock beneficially owned and deemed to be beneficially owned by Wechsler & Co., Inc.(1), (including 745,313 shares issuable upon conversion of convertible debentures of the Issuer), (ii) 11,070 shares of Common Stock issuable upon conversion of convertible debentures of the Issuer and deemed to be beneficially owned by the trust created under the Wechsler & Co., Inc. Profit Sharing Plan (the "Profit Sharing Trust"), and (iii) 2,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of Norman J. Wechsler, of which Norman J. Wechsler and his spouse are the trustees (the "Wechsler Trust"), Mr. Wechsler is deemed to beneficially own 320,000 shares of Common Stock issuable upon the conversion of a $600,000 principal amount 10% Convertible Subordinated Note due June 26, 1999 (the "Convertible Note") of the Issuer. Mr. Wechsler purchased the Convertible Note from the Issuer at par using personal funds. Wechsler & Co., Inc. purchased 646,679 shares of Common Stock and $10,099,000 principal amount of 5 7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the Issuer (as to which 745,313 shares of Common Stock are


-----------

(1) Wechsler & Co., Inc. also has a short position in 575,339 shares of Common Stock.



                                Page 3 of 5 Pages
issuable upon conversion thereof and are deemed to be beneficially owned by Wechsler & Co., Inc.) from time to time in open market transactions at varying prices for investment and in connection with its market-making activities using working capital funds. The Profit Sharing Trust acquired Debentures in the aggregate principal amount of $150,000 (convertible into 11,070 shares of Common Stock) as part of a distribution of assets by the trust under the Wechsler & Krumholz Employees Retirement Plan (the "Retirement Trust"), upon the termination of the Retirement Plan in 1992. The Retirement Trust acquired such Debentures in an open market transaction at a price of $126,375 ($84.25 per $100 of principal) on September 2, 1987 using trust funds derived from retirement plan contributions by Wechsler & Co., Inc. (formerly Wechsler & Krumholz, Inc.). The Wechsler Trust acquired the 2,000 shares beneficially owned by it in an open market transaction at a price of $5,500 using funds derived from the corpus of the Wechsler Trust.


Item 4.   Purpose of Transaction.


          The purpose of the acquisition by Norman J. Wechsler, directly, of the Convertible Note and by the Profit Sharing Trust and the Wechsler Trust of Debentures and Common Stock are for investment. The shares of Common Stock and Debentures held by Wechsler & Co., Inc. were acquired by such firm in the ordinary course of its business partially for investment and partially as inventory for its securities market-making activities. Mr. Wechsler, Wechsler & Co., Inc. and the Trusts may, for investment purposes, make purchases of shares of Common Stock or securities convertible into Common Stock from time to time and may dispose of any or all of such shares of Common Stock or securities convertible into Common Stock so held by them at any time. Wechsler & Co., Inc. may also acquire or dispose of shares of Common Stock or securities convertible into Common Stock in connection with its market-making activities. Mr. Wechsler has no plan or proposal which relates to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Wechsler may review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any such matter, but has no present intention of doing so.


Item 5.   Interest in Securities of the Issuer.


          Norman J. Wechsler beneficially owns (including deemed beneficial ownership of 1,076,383 shares of Common Stock issuable upon conversion of convertible securities) an aggregate of 1,725,062 shares of Common Stock (attributing all of the shares of Common Stock beneficially owned and deemed to be beneficially owned by Wechsler & Co., Inc., the Profit Sharing Trust and the Wechsler Trust to Mr. Wechsler), constituting approximately 19.6% of the shares of Common Stock outstanding. The percentage used herein is calculated based upon the shares of Common Stock




                                Page 4 of 5 Pages
stated by the Issuer to be outstanding at May 20, 1995. Mr. Wechsler has the sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates, except for the shares beneficially owned by the Profit Sharing Trust and the Wechsler Trust, as to which Mr. Wechsler has shared voting and dispositive power with the co-trustees of such Trusts. Mr. Wechsler has not effected any transactions in shares of the Common Stock or securities convertible into Common Stock in the past 60 days, other than the transactions by Wechsler & Co., Inc. in the ordinary course of its securities market-making activities and sales of certain securities held by it for investment.


          No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships with Mr. Wechsler or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.   Materials to be filed as Exhibits.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  August 7, 1995


                                              /s/ Norman J. Wechsler
                                              ----------------------
                                               Norman J. Wechsler


                                Page 5 of 5 Pages